Ossen Innovation Announces 2010 Audited Financial Results

SHANGHAI, June 24, 2011  -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed steel materials, today announced audited financial results for the year ended December 31, 2010.

Highlights:

•	Revenue increased 16% to $117.5 million

•	Net income increased 83% to $14.6 million, with EPS of $0.73 based on 20 million shares outstanding

•
FY 2011 Guidance: Revenue of $138.5-$144.6 million, represents 18%-23% YOY growth, Net Income of $18.0-$18.8 million, represents 22%-28% YOY growth, with EPS of $0.90-$0.94 based on 20 million shares outstanding

•	Management will host a conference call to discuss results at 11:00 am ET on Friday, June 24th

Financial Summary

(in millions except EPS)	2H 2010	2H 2009	Chg.	FY 2010	FY 2009	Chg.
Revenue	$58.7	$60.7	(3%)	$117.5	$101.1	16%
Gross Profit	$13.0	$8.8	48%	$24.6	$13.4	83%
Net Income	$7.5	$5.8	31%	$14.6	$8.0	83%
EPS	$0.38	$0.38	-	$0.73	$0.53	37%
Shares Outstanding*	20.0	15.0	33%	20.0	15.0	33%
*20 million shares were outstanding as of December 31, 2010. The number includes the five million shares sold through Company’s initial public offering completed in December 2010.

Second Half 2010 Financial Results

Revenue for the second half of fiscal year 2010 totaled $58.7 million, with $27.3 million, or 46% generated from the sale of coated pre-stressed steel materials that are used in the construction of bridges. This represented an increase of $9.4 million, or 53% over $17.8 million in sales of coated pre-stressed steel products during the same period of 2009.  In addition, among the $27.3 million sales of coated pre-stressed steel materials, $25.8 million, or 95% of the sales were contributed by sales of rare earth coated pre-stressed steel wires and strands.

Gross profit increased $4.2 million to $13.0 million, representing a gross margin of 22.0%. The primary reason for the increases in both gross profits and gross margin was increased sales of higher margin coated pre-stressed steel wires and strands, which on average generate a gross margin around 29.1% as compared to roughly 12.2% for the plain surface products.

Operating income was $11.8 million in the last six months of 2010, up from $8.0 million in the comparable period in 2009, with associated operating margins of 20.1% and 13.2%, for each respective period.  Net income and EPS were $7.5 million and $0.38 for the second half of 2010 compared to $5.8 million and $0.38, respectively, in the second half of 2009.

“2010 was a key inflection point for Ossen.” stated Dr. Liang Tang, Chairman of Ossen Innovation. “We dramatically increased production of our coated products, which positively impacted our growth, margins and profitability. As the Chinese government continues to push forward on multiple high profile bridge projects around the country, demand for our products remain strong. We believe that once we complete our new coated products capacity expansion, we will further solidify our position as a market leader.”

Full Year 2010 Financial Results

Revenue for the year ended December 31, 2010 totaled $117.5 million, an increase of 16% year-over-year as compared to $101.1 million in 2009.

	Year ended December 31,
	2010		2009
	Revenue ($)	% of Total Revenue	Revenue ($)	% of Total Revenue	Change from 2009 to 2010
Products:
Plain surface PC strands	40,247,880	34%	30,081,890	32%	34%
Zinc coated PC wires and PC strands	2,964,414	3%	2,225,113	2%	33%
Stabilized PC wires	16,322,560	14%	52,179,268	51%	(69%)
Rare earth coated PC wires and PC strands	57,729,470	49%	16,601,524	15%	248%
Others	188,701	0.2%	-	-	-
Total	117,453,024	100%	101,087,795	100%

Sales of rare earth coated PC wires and PC strands increased by $41.1 million to $57.7 million due to high demand and management’s deliberate strategy to increase sales of this high margin product. These products accounted for approximately 49% of sales in 2010 compared to 15% in 2009.

Sales of stabilized PC wires were $16.3 million compared to $52.2 million in 2009 as a result of the Company allocating production capacity away from commodity products to rare earth coated products, which commenced production in the second half of 2009.

For the fiscal year 2010, cost of goods sold was $92.9 million, with gross profit of $24.6 million. Gross margin was 20.9% for 2010 compared to 13.3% in 2009.

Operating expenses for fiscal year 2010 were approximately $1.9 million, consisting of $0.7 million in selling expenses and $1.2 million in general and administrative expenses. Operating income totaled $22.7 million, with operating margins of approximately 19.3%, compared to $11.8 million and 11.7% in fiscal year 2009.

Net income attributable to common stockholders for the full year 2010 was $14.6 million with corresponding earnings per share of $0.73 based on 20 million shares outstanding. The Company generated $8.0 million of net income and $0.53 earnings per share in fiscal year 2009.

Balance Sheet and Cash Flows

Ossen had approximately $26.1 million of cash and restricted cash as of December 31, 2010 compared to $20.2 million as of December 31, 2009. Total net accounts receivable declined from $15.2 million at the end of 2009 to $13.3 million as of December 31, 2010. The Company has collected approximately 96% of the $13.3 million year-end receivables. The average accounts receivable days sales outstanding were 44 days and 36 days in 2010 and 2009, respectively.

For fiscal year 2010, the Company had a net cash outflow from operations of approximately $25 million. Inventories increased by approximately $18 million to $27.9 million as a result of increasing demand and higher sales. Total advances to suppliers were $25.1 million, 98% of which were within 60 days. The Company raised approximately $20.3 million from its initial public offering in December 2010, which is being used to fund its additional 30,000-ton rare earth coated production facility expansion. Through December 31, 2010, Ossen has spent $7.6 million for equipment purchases related to this expansion.

Financial Outlook for 2011

Management has reiterated its financial forecast for fiscal year 2011 as follows:

Revenue:	$138.5 million to $144.6 million
Net Income:	$18.0 to $18.8 million
EPS:	$0.90 to $0.94

Conference Call

The Company will conduct a conference call at 11:00a.m. ET on June 24, 2011. Interested participants should call 1-800-706-7748 when calling within the United States or 1-617-614-3473 when calling internationally (passcode 11055479).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties by clicking on this link: http://ir.osseninnovation.com

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed materials. The Company's products are mainly used in the construction of bridges and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province in China.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
HC International
Ted Haberfield, Executive Vice President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.hcinternational.net

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$12,322,982	$8,409,467
Restricted cash	13,799,018	11,824,214
Notes receivable – bank acceptance notes	17,636,928	150,208
Accounts receivable, net of allowance for doubtful accounts of $37,347 and $42,487 at December 31, 2010 and 2009, respectively	13,332,492	15,157,087
Inventories	27,949,781	10,206,861
Advance to suppliers	25,072,350	19,833,561
Other current assets	3,343,302	964,876
Notes receivable from related party – bank acceptance notes	3,024,895	1,828,234
Account receivable from related party	707,487	-
Total Current Assets	117,189,235	68,374,508
Property, plant and equipment, net	12,029,612	13,088,809
Land use rights, net	4,306,091	4,254,270
Prepayment for plant and equipment	7,562,237	-
TOTAL ASSETS	$141,087,175	$85,717,587

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$26,014,096	$19,744,925
Short-term bank loans	38,325,414	27,350,377
Accounts payable	2,493,665	240,275
Customer deposits	833,768	5,189,759
Income tax payable	662,585	110,493
Other payables and accrued expenses	94,510	32,473
Due to shareholder	-	12,869,939
Total Current Liabilities	68,424,038	65,538,241
TOTAL LIABILITIES	68,424,038	65,538,241

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 and 15,000,000 shares issued and outstanding as of December 31, 2010 and 2009, respectively	200,000	150,000
Additional paid-in capital	33,338,096	100,000
Statutory reserve	2,674,457	1,093,331
Retained earnings	25,887,113	12,819,901
Accumulated other comprehensive income	2,192,996	543,036
TOTAL SHAREHOLDERS’ EQUITY	64,292,662	14,706,268
Non-controlling interest	8,370,475	5,473,078
TOTAL EQUITY	72,663,137	20,179,346
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,087,175	$85,717,587

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
REVEUNUES	$117,453,024	$101,087,796	$82,742,310
COST OF GOODS SOLD	92,893,796	87,659,925	70,532,733
GROSS PROFIT	24,559,228	13,427,871	12,209,577
Selling expenses	660,934	503,724	4,326,491
General and administrative expenses	1,201,518	1,143,672	1,316,606
Total Operating Expenses	1,862,452	1,647,396	5,643,097

INCOME FROM OPERATIONS	22,696,776	11,780,475	6,566,480
Financial expenses, net	(2,437,426)	(1,496,712)	(1,891,671)
Other income, net	151,757	183,495	380,766
INCOME BEFORE INCOME TAX	20,411,107	10,467,258	5,055,575
INCOME TAX	(2,865,372)	(740,053)	(291,520)
NET INCOME	17,545,735	9,727,205	4,764,055
LESS: NET INCOME ATTRIBUTABLE
TO NON-CONTROLLING INTEREST	2,897,397	1,714,670	809,437
NET INCOME ATTRIBUTABLE TO
CONTROLLING INTEREST	14,648,338	8,012,535	3,954,618
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	1,649,960	31,146	420,883
TOTAL OTHER COMPREHENSIVE INCOME	1,649,960	31,146	420,883
COMPREHENSIVE INCOME	$16,298,298	$8,043,681	$4,375,501

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.97	$0.53	$0.29
WEIGHTED AVERAGE ORDINARY
SHARES OUTSTANDING
Basic and diluted	15,150,685	15,000,000	15,000,000

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	$0.01 Par Value		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Statutory Reserve	Retained Earnings	Non Controlling Interest	Total
	Shares	Amount
Balance at January 1, 2008	15,000,000	$150,000	$100,000	$91,007	$238,676	$1,707,403	$2,948,971	$5,236,057
Net income	-	-	-	-	-	3,954,618	809,437	4,764,055
Transfer to statutory reserve	-	-	-	-	422,921	(422,921)	-	-
Foreign currency translation
adjustment	-	-	-	420,883	-	-	-	420,883
Balance at December 31, 2008	15,000,000	150,000	100,000	511,890	661,597	5,239,100	3,758,408	10,420,995
Net income	-	-	-	-		8,012,535	1,714,670	9,727,205
Transfer to statutory reserve	-	-	-	-	431,734	(431,734)	-	-
Foreign currency translation
adjustment	-	-	-	31,146	-	-	-	31,146
Balance at December 31, 2009	15,000,000	150,000	100,000		1,093,331	12,819,901	5,473,078	20,179,346
Net income	-	-	-	-	-	14,648,338	2,897,397	17,545,735
Transfer to statutory reserve	-	-	-	-	1,581,126	(1,581,126)	-	-
Issuance of ordinary shares	5,000,000	50,000	20,295,000	-	-	-	-	20,345,000
Share-based compensation to
employee	-	-	19,096	-	-	-	-	19,096
Debt forgiven by shareholder	-	-	12,924,000	-	-	-	-	12,924,000
Foreign currency translation
adjustment	-	-	-	1,649,960	-	-	-	1,649,960
Balance at December 31, 2010	20,000,000	$200,000	$33,338,096	$2,192,996	$2,674,457	$25,887,113	$8,370,475	$72,663,137

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,545,735	$9,727,205	$4,764,055
Adjustments to reconcile net income to net cash provided
by/ (used in) operating activities:
Depreciation and amortization	1,838,794	1,457,784	1,555,624
Share-based compensation expense	19,096	-	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	1,824,595	(10,443,599)	1,002,464
Inventories	(17,742,920)	(906,600)	(2,112,944)
Advance to suppliers	(5,238,789)	(562,867)	(12,408,746)
Other current assets	(2,378,426)	(671,517)	9,504
Notes receivable - bank acceptance notes	(17,486,720)	(150,208)	-
Notes receivable from related party - bank acceptance notes	(1,196,661)	(1,828,234)	-
Account receivable from related party	(707,487)	-	-
Due from and advance to related party	-	-	3,846,600
Increase (Decrease) In:
Accounts payable	2,253,390	(188,166)	(35,011)
Customer deposits	(4,355,991)	2,253,492	2,749,301
Income tax payable	552,092	104,028	(134,501)
Other payables and accrued expenses	62,037	(1,442,999)	(1,616,329)
Due to shareholder	-	(117,649)	145,896
Net cash used in operating activities	(25,011,255)	(2,769,330)	(2,234,087)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(73,466)	(209,511)	(2,666,665)
Prepayment for purchases of plant and equipment	(7,562,237)	-	-
Net cash used in investing activities	(7,635,703)	(209,511)	(2,666,665)

See accompanying notes to the consolidated financial statements

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(1,974,804)	(1,847,122)	(5,465,258)
Proceeds from short-term bank loans	57,578,620	35,687,123	22,322,080
Repayments of short-term bank loans	(46,603,583)	(27,789,153)	(21,446,704)
Proceeds from notes payable-bank acceptance notes	50,216,280	50,771,789	18,236,993
Repayment of notes payable-bank acceptance notes	(43,947,109)	(49,263,858)	(10,937,778)
Cash dividend paid to a shareholder	-	-	(2,364,274)
Proceeds from issuance of ordinary shares to public, net of
issuance cost	20,345,000	-	-
Net cash provided by financing activities	35,614,404	7,558,779	345,059

INCREASE IN CASH AND CASH EQUIVALENTS	2,967,446	4,579,938	(4,555,693)
Effect of exchange rate changes on cash	946,069	68,214	1,581,392
Cash and cash equivalents at beginning of period	8,409,467	3,761,315	6,735,616
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,322,982	$8,409,467	$3,761,315

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$2,355,451	$637,267	$441,029
Interest paid	$1,949,982	$1,492,404	$1,514,114
Non-cash transactions:
Appropriation to statutory reserve	$1,581,126	$431,734	$422,921
Debt forgiven by shareholder	$12,924,000	$-	$-

See accompanying notes to the consolidated financial statements